 SEC Form 4
FORM 4 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940
OMB APPROVAL OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . . . . 0.5
1. Name and Address of Reporting Person* McNerney, Jr., W. James (Last) (First) (Middle) Minnesota Mining and Manufacturing Company 3M Center (Street) St. Paul, MN 55144 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol The Boeing Company BA 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for (Month/Year) October 2, 2002 5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

           X          Director                           10% Owner
                        Officer                             Other

Officer/Other
Description
7. Individual or Joint/Group
    Filing (Check Applicable Line)

X   Individual Filing
      Joint/Group Filing

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	3. Transaction Code and Voluntary Code (Instr. 8) Code | V	4. Securities Acquired (A) or Disposed (D) Of (Instr. 3, 4, and 5) Amount | A/D | Price	5. Amount of Securities Beneficially Owned at End ofMonth (Instr. 3 and 4)	6. Owner- ship Form: Direct(D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

(over)
SEC 1474 (3-99)

McNerney, Jr., W. James - October 2, 2002
Form 4 (continued)
Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Transaction Date (Month/ Day/ Year)	4. Transaction Code and Voluntary (V) Code (Instr.8) Code | V	5. Number of Derivative Securities Acquired (A) or Disposed (D) Of (Instr. 3,4 and 5)	6. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year) (DE) | (ED)	7. Title and Amount of Underlying Securities (Instr. 3 and 4)	8. Price of Derivative Security (Instr.5)	9. Number of Derivative Securities Beneficially Owned at End of Month (Instr.4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I)	11. Nature of Indirect Beneficial Ownership (Instr.4)
Option (Right to Buy) NED-0011	$44.1270	04/29/2002	A | V	(A) 3,000.0000	(1) | 04/29/2012	Common - 3,000.0000		3,000.0000	D
Phantom Stock Units	1 for 1	01/02/2002	A | V	(A) 555.4100 (2)		Common - 0.0000	$38.2600		D
Phantom Stock Units	1 for 1	01/02/2002	A | V	(A) 138.8500 (3) (3) (4)		Common - 0.0000			D
Phantom Stock Units	1 for 1	04/01/2002	A | V	(A) 110.0500 (4)		Common - 0.0000			D
Phantom Stock Units	1 for 1	04/01/2002	A | V	(A) 440.1900 (5)		Common - 0.0000	$48.2750		D
Phantom Stock Units	1 for 1	07/01/2002	A | V	(A) 473.0600 (5)		Common - 0.0000	$44.9200		D
Phantom Stock Units	1 for 1	07/01/2002	A | V	(A) 118.2700 (4)		Common - 0.0000			D
Phantom Stock Units	1 for 1	10/01/2002	A | V	(A) 604.8100 (5)		Common - 604.8100	$35.1350		D
Phantom Stock Units	1 for 1	10/01/2002	A | V	(A) 151.2025 (4)		Common - 151.2025		2,844.4125	D

Explanation of Responses :

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
        See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:   File three copies of this Form, one of which must be manually signed. If space is insufficient,
            See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not
required to respond unless the form displays a currently valid OMB number.	By: James C. Johnson by POA ________________________________ 10-02-2002 ** Signature of Reporting Person Date Power of Attorney Page 2 SEC 1474 (3-99)

McNerney, Jr., W. James - October 2, 2002
Form 4 (continued)
FOOTNOTE Descriptions for The Boeing Company BA

Form 4 - October 2, 2002

W. James McNerney, Jr.
Minnesota Mining and Manufacturing Company
3M Center
St. Paul, MN 55144
Explanation of responses:

(1)   Options become exercisable approximately 40% on the 1st anniversary and 30% on each of the 3rd and 5th anniversary of the grant date.
(2)   Phantom Stock Units acquired in lieu of Director Compensation
(3)   Company match to Phantom Stock Units
(4)   Shares allocated to reporting person's Phantom Stock Unit account based on 25% match by employer to the number of stock units deferred by the reporting person.
(5)   Phantom stock purchased by reporting person pursuant to salary deferal under the Company's Deferred Compensation Plan.

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